Exhibit 12

Paper Warehouse, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the Nine Months Ended November 2, 2001 and October 27, 2000

 and For the Five Years Ended February 2, 2001

($'s in thousands)	Nine Months Ended		Fiscal Year Ended
Ratio of Earnings to Fixed Charges:	November 2, 2001	October 27, 2000	February 2, 2001	January 28, 2000	January 29, 1999	January 30, 1998	January 31, 1997
Earnings:
Consolidated net (loss) earnings	$(1,458)	$(104)	$(434)	$(4,448)	$(521)	$(207)	$808
Extraordinary charge, net	-	-	-	-	-	110	-
Cumulative effect of accounting change, net	-	-	-	108	-	-	-
Income taxes	(966)	(53)	(295)	(2,970)	(323)	22	500
Total (loss) earnings before extraordinary charge and cumulative effect of accounting change	(2,424)	(157)	(729)	(7,310)	(844)	(75)	1,308

Fixed Charges:
Interest expense	1,121	1,289	1,670	1,182	279	860	834
Interest portion of rental expense	2,563	2,548	3,386	3,281	2,378	1,779	1,436
Total fixed charges	3,684	3,837	5,056	4,463	2,657	2,639	2,270

Earnings available for fixed charges	$1,260	$3,680	$4,327	$(2,847)	$1,813	$2,564	$3,578

Ratio of earnings before extraordinary charge and cumulativeeffect of accounting change to fixed charges (1)	---	---	---	---	---	---	1.58

(1) For the nine months ended November 2, 2001 and October 27, 2000 earnings were not adequate to cover fixed charges by approximately $2.4 million and $157,000, respectively. For the fiscal years ended February 2, 2001, January 28, 2000, January 29, 1999, and January 30, 1998 earnings were not adequate to cover fixed charges by approximately $729,000, $7.3 million, $844,000 and $75,000, respectively.